[THOMPSON HINE ATLANTA CINCINNATI CLEVELAND COLUMBUS DAYTON NEW YORK WASHINGTON, D.C.]

December 1, 2011

Vincent J. Di Stefano

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Mr. Di Stefano:

On September 7, 2011, Advisers Investment Trust (the “Trust”), on behalf of Independent Franchise Partners US Franchise Equity Fund (the “Fund”), filed Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A (the “Amendment”). On October 12, 2011, you provided oral comments. The Trust responded in writing to your comments on October 27, 2011 and you then provided additional oral comments. The Trust filed Pre-Effective Amendment No. 2 on November 25, 2011. On November 29, 2011, the staff gave an additional oral comment related to the use of prior performance information. The following is a summary of our understanding of your comment and the response from the Trust.

1.	SEC COMMENT: Information in the prospectus relating to the adviser’s prior performance must, consistent with the Nicholas-Applegate Mutual Funds no-action letter, be presented net of actual advisory fees. The prospectus may also show performance gross of actual advisory fees as long as net performance is given greater prominence.

The table in the prospectus showing the performance of private accounts advised by the adviser has been revised to reflect performance net of actual advisory fees. In addition, the net performance has been given greater prominence than the gross performance presentation.

The Trust requests that the registration statement be made effective December 1, 2011 or as soon thereafter as practicable. An acceleration request was previously submitted with Pre-Effective Amendment No. 1.

[THOMPSON HINE LLP ATTORNEYS AT LAW 41 South High Street Suite 1700 Columbus, Ohio 43215-6101 www.ThompsonHine.com Phone 614.469.3200 Fax 614.469.3361]

[THOMPSON HINE]

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please contact Michael V. Wible at (614) 469-3297.

Best regards,

Michael V. Wible
cc:	Scott Englehart
Dina Tantra